Exhibit 10.1

EXECUTION VERSION

CONFIDENTIAL

MASTER ASSET PURCHASE AND SALE AGREEMENT

BY AND AMONG

ANALOG DEVICES, INC.,

INVENSENSE, INC.

AND

INVENSENSE INTERNATIONAL, INC.

October 14, 2013

TABLE OF CONTENTS

ARTICLE I ASSET PURCHASE AND SALE		2

1.1	Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities	2
1.2	Purchase Price and Related Matters	4
1.3	The Closing	5
1.4	Consents to Assignment	6
1.5	Earnout Matters	7
1.6	Further Assurances	9
1.7	Withholding	9

ARTICLE II REPRESENTATIONS AND WARRANTIES OF ADI		9

2.1	Organization, Qualification and Corporate Power	9
2.2	Authority	10
2.3	Noncontravention	11
2.4	Financial Statements; Inventory; Warranties	11
2.5	Absence of Certain Changes	12
2.6	Tangible Personal Property	12
2.7	Intellectual Property	12
2.8	Designated Contracts	13
2.9	Litigation	13
2.10	Employee Matters	13
2.11	Compliance with Laws	14
2.12	Completeness of Acquired Assets	14
2.13	Taxes	15
2.14	Brokers’ Fees	15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		15

3.1	Organization	15
3.2	Authority	15
3.3	Noncontravention	16
3.4	Financing	16
3.5	Solvency	16
3.6	No Other Representations or Warranties	17
3.7	Hart-Scott-Rodino Act	17

ARTICLE IV PRE-CLOSING COVENANTS		17

4.1	Conduct of Business	17
4.2	Efforts	18
4.3	Access	18
4.4	Exclusivity	19

i

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		19

5.1	Conditions to Obligations of Buyer	19
5.2	Conditions to Obligations of ADI	20

ARTICLE VI INDEMNIFICATION		21

6.1	Indemnification by ADI	21
6.2	Indemnification by Buyer	21
6.3	Claims for Indemnification	22
6.4	Survival	22
6.5	Limitations	23
6.6	Treatment of Indemnification Payments	24

ARTICLE VII TERMINATION		25

7.1	Termination of Agreement	25
7.2	Effect of Termination	25

ARTICLE VIII TAX MATTERS		25

8.1	Responsibility for Certain Taxes	25

ARTICLE IX FURTHER AGREEMENTS		27

9.1	Access to Information; Record Retention; Cooperation	27
9.2	Disclosure Generally	29
9.3	Covenants Regarding New Buyer Employees	29
9.4	Use of Name for Transition Period	33
9.5	Payment or Receipt of Certain Monies	34
9.6	Covenant Not to Compete	34
9.7	Covenant Not to Solicit or Hire	35

ARTICLE X MISCELLANEOUS		35

10.1	Press Releases and Announcements	35
10.2	No Third Party Beneficiaries	35
10.3	Action to be Taken by Affiliates	35
10.4	Entire Agreement	35
10.5	Succession and Assignment	36
10.6	Counterparts and Signature	36
10.7	Headings	36
10.8	Notices	37

10.9	Governing Law	37
10.10	Amendments and Waivers	37
10.11	Severability	38
10.12	Expenses	38
10.13	Specific Performance	38
10.14	Submission to Jurisdiction	38
10.15	Bulk Transfer Laws	38
10.16	Construction	39
10.17	Foreign Exchange Conversions	39
10.18	Waiver of Jury Trial	39
10.19	Incorporation of Exhibits and Schedules	39

Disclosure Schedule

Other Schedules

Schedule A	–	Acquired Products
Schedule 1.1(a)(i)	–	Designated Equipment
Schedule 1.1(a)(v)	–	Designated Contracts
Schedule 1.1(a)(vi)	–	Designated Patents
Schedule 1.1(b)	–	Certain Excluded Assets
Schedule 1.2(a)	–	Purchase Price Allocation
Schedule 4.1	–	Exceptions to Interim Covenants
Schedule 4.3	–	Buyer Representatives
Schedule 5.1(e)	–	Key Employees
Schedule 9.2(a)	–	Seller Knowledge Persons
Schedule 9.3	–	Designated Employees
Schedule 9.3(a)	–	U.S. Employees
Schedule 9.3(c)(i)	–	EU Employees
Schedule 9.3(d)	–	Chinese Employees
Schedule 9.6(d)	–	Certain Exceptions to Restrictive Covenants

Exhibits
Exhibit A	–	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit B	–	Form of Patent Assignment
Exhibit C	–	License Agreement
Exhibit D	–	Form of Transition Services Agreement

TABLE OF DEFINED TERMS

Defined Term	Section

401(k) Plan	9.3(f)(ii)
Acquired Assets	1.1(a)
Acquired Books and Records	1.1(a)(iii)
Acquired Products	Introduction
Acquisition Proposal	4.4
ADI	Preliminary Statement
Affiliate	1.4
Agreement	Preliminary Statement
Allocation Schedule	1.2(b)
Ancillary Agreements	1.3(b)(vi)
Assumed Liabilities	1.1(c)
Audit Period	1.5(f)
Bill of Sale, Assignment and Assumption Agreement	1.1(c)
Business Day	1.3(a)
Buyer	Preliminary Statement
Buyer Earnout Certificate	1.5(b)
Buyer Material Adverse Effect	3.3(b)
Buyer Plan	9.3(f)(ii)
Cause	9.3(b)
Chinese Employees	9.3(d)(i)
Claim Notice	6.3(b)
Closing	1.3(a)
Closing Date	1.3(a)
Closing Purchase Price	1.2(a)
Code	1.2(b)
Comparable Terms	9.3(a)
Competitive Activities	9.6
Confidentiality Agreement	4.3
Damages	6.1
Deferred Consent	1.4
Deferred Item	1.4
Designated Contracts	1.1(a)(v)
Designated Employees	9.3
Designated Equipment	1.1(a)(i)
Designated Patents	1.1(a)(vi)
Disclosing Party	9.1(e)
Disclosure Schedule	Introduction to Article II
Earnout Amount	1.5(a)
Earnout Period	1.5(a)
Earnout Product Revenue	1.5(a)
Earnout Product Selling Persons	1.5(a)
Earnout Products	1.5(a)
Employee Benefit Plan	2.10(a)
Employment Liabilities	9.3(c)(i)
ERISA	2.10(a)

Defined Term	Section

ERISA Affiliate	9.3(c)(i)
EU Employees	9.3(c)(i)
Excluded Assets	1.1(b)
Excluded Liabilities	1.1(d)
Foreign Buyer	Preliminary Statement
Governmental Entity	2.3(b)
Hart-Scott-Rodino Act	2.3
Independent Accounting Firm	1.5(f)
Indemnified Party	6.3(a)
Indemnifying Party	6.3(a)
Information	9.1(a)
Inventory	1.1(a)(ii)
License Agreement	1.3(b)(v)
Maximum Earnout Amount	1.5(a)
MEMS Microphones	9.6
New Buyer Employees	9.3
Noncompetition Party	9.6
Patent Assignment	1.3(b)(iv)
Party, Parties	Preliminary Statement
Purchase Price	1.2(a)
Receiving Party	9.1(e)
Retained Marks	9.4(a)
Retention Period	9.3(b)
Security Interest	2.6
Seller Material Adverse Effect	2.1
Sellers	Introduction
Sellers’ knowledge, known by Sellers	9.2(a)
Straddle Period	8.1(c)
Subsequent Sale	1.5(d)
Tax Returns	8.1(a)
Taxes	8.1(a)
Transfer Taxes	8.1(b)
Transferred Technology	2.7(a)
Transition Services Agreement	1.3(b)(vi)
US Buyer	Preliminary Statement
U.S. Employees	9.3(a)
U.S. GAAP	2.4(a)

v

MASTER ASSET PURCHASE AND SALE AGREEMENT

This MASTER ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of October 14, 2013 by and among Analog Devices, Inc., a Massachusetts corporation (“ADI”), InvenSense, Inc., a Delaware corporation (“US Buyer”), and InvenSense International, Inc., a Cayman Islands corporation (“Foreign Buyer” and, collectively with US Buyer, “Buyer”). ADI and Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties.”

INTRODUCTION

1. ADI and Analog Devices International, an Ireland company, Analog Devices Technology, an Ireland company, Analog Devices (China) Co. Ltd., a China company, Analog Devices A/S, a Denmark company, and Analog Devices Gen. Trias, Inc., a Philippines company (collectively, with ADI, “Sellers”), are engaged in the design, manufacture and sale of the products listed on Schedule A hereto (the “Acquired Products”);

2. On the terms and subject to the conditions of this Agreement, (a) ADI desires to, and desires to cause each other Seller to, sell to Buyer the Acquired Assets and (b) Buyer desires to purchase the Acquired Assets and assume the Assumed Liabilities from Sellers;

3. On the terms and subject to the conditions of this Agreement, (a) ADI desires to, and desires to cause each other Seller to, assign to Buyer the Assumed Liabilities and (b) Buyer desires to assume the Assumed Liabilities from Sellers;

4. Concurrently with the execution and delivery of this Agreement, Buyer and certain of the Sellers are executing and entering into the License Agreement, which will become effective at the Closing and in accordance with its terms; and

5. Although the Parties expect to enter into such ancillary agreements and instruments of conveyance and assumption as may be required under applicable law or otherwise desirable in order to fully consummate the transactions contemplated hereby, including without limitation the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities, the Parties have entered into this Agreement as the master and primary agreement governing the terms and conditions of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

ASSET PURCHASE AND SALE

1.1 Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities.

(a) Purchase and Sale of Acquired Assets. On the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from each Seller, all of such Seller’s right, title and interest in and to the following specifically identified assets (the “Acquired Assets”):

(i) all computers, equipment, furniture, furnishings, machinery, tools and other tangible personal property listed on Schedule 1.1(a)(i) (collectively, the “Designated Equipment”) and all warranties and guarantees, if any, express or implied, existing for the benefit of such Seller in connection with the Designated Equipment to the extent transferable;

(ii) (A) all finished goods inventory of Acquired Products and (B) all inventory of promotional materials related exclusively to the Acquired Products, in each case (A) and (B) to which any Seller has title (including finished goods inventories in transit) as of the Closing (collectively, the “Inventory”);

(iii) (A) all files, documents, books and records that are in the possession of the Sellers and exclusively relate to and are used exclusively in the operation of the Acquired Assets, and (B) copies of the portions of all other such types of files, documents, books and records to the extent related to the operation of the Acquired Assets that are in the possession of the Sellers, are used in the operation of the Acquired Assets and are useful for the operation of the Acquired Assets after the Closing (collectively, the “Acquired Books and Records”); provided that ADI shall be entitled to remove or redact any information that does not relate to the operation of the Acquired Assets from such items; provided, further, that Acquired Books and Records shall not include (1) privileged materials, (2) personnel records, health related files or any records that are prohibited from being transferred to Buyer pursuant to applicable data privacy laws, (3) invoices or purchase orders or (4) any corporate or accounting ledgers, minutes or similar organizational materials or Tax Returns of each Seller, except in the case of clause (3), to the extent that such materials are useful for the operation of the Acquired Assets after the Closing or necessary for Buyer to comply with applicable law, ADI shall provide or cause to be provided to Buyer reasonable access to any such files, documents, books and records, from which ADI shall be entitled to remove or redact any information that does not relate to the operation of the Acquired Assets. With respect to the files, documents, books and records referred to in clauses (A) and (B) above, ADI may retain a copy of such files, documents, books and records and use the same for any purpose solely in connection with the Excluded Liabilities and otherwise in connection with activities required or contemplated by the Ancillary Agreements or other agreements between the parties;

(iv) sales or promotional literature, catalogues and other marketing materials used exclusively in the design, manufacture and sales of the Acquired Products, in each case in existence as of the Closing;

(v) the contracts listed on Schedule 1.1(a)(v) (collectively, the “Designated Contracts”);

(vi) the patents, patent registrations and patent applications listed on Schedule 1.1(a)(vi) (the “Designated Patents”); and

(vii) the technology, technical information, tangible embodiments of intellectual property rights, including software, development tools, design tools, systems, files, drawings, designs, displays, devices, hardware, apparatuses, documentation, prototypes, lab notebooks, development and lab equipment, methodologies, hardware, tools, manuals, specifications, flow charts, electronic and other technical data, and other tangible embodiments of trade secrets or know-how, show-how, techniques, works of authorship and the like, in each case that is used exclusively in the design, manufacture and sale of the Acquired Products.

(b) Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth herein, the Acquired Assets shall not include any Seller’s right, title or interest in or to any assets that are not specifically identified in Section 1.1(a) (collectively, the “Excluded Assets”). For the avoidance of doubt and without limitation of the foregoing, the Excluded Assets shall include the assets identified on Schedule 1.1(b).

(c) Assumed Liabilities. At the Closing, Buyer shall deliver to each Seller the undertaking (the “Bill of Sale, Assignment and Assumption Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which Buyer, as of the Closing, shall assume and agree to pay, perform and discharge the following liabilities and obligations of each Seller (the “Assumed Liabilities”); provided, however, that nothing in this Section 1.1(c) shall limit ADI’s indemnification obligations pursuant to Section 6.1 or liabilities with respect to a breach of any Ancillary Agreement:

(i) all obligations and liabilities which arise out of Buyer’s use of the Acquired Assets and/or manufacture or sale by Buyer of any Acquired Products after the Closing;

(ii) all obligations and liabilities under or arising out of the Designated Contracts to the extent arising out of or relating to the period after the Closing;

(iii) all obligations and liabilities in respect of employee benefits to the extent such obligations and liabilities are the responsibility of Buyer pursuant to Section 9.3;

(iv) all obligations and liabilities with respect to all actions, suits, proceedings, disputes, claims or investigations to the extent arising out of or relating to (x) the Acquired Assets or the Acquired Products and (y) events, facts, circumstances, changes or conditions occurring or arising out of the Buyer’s ownership, use, manufacture or sale of the Acquired Assets or the Acquired Products after the Closing;

(v) all obligations and liabilities arising out of or relating to the repair, rework, replacement or return of, or any claim for breach of warranty in respect of, Acquired Products manufactured or sold after the Closing; and

(vi) all obligations and liabilities arising out of or relating to any product liability claim (including any such claim arising out of or relating to injury to or death of persons), damage to or destruction of property or any worker’s compensation claim, in each case to the extent relating to Acquired Products manufactured or sold after the Closing.

(d) Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement, Buyer shall not assume or be responsible for paying, performing or discharging any obligations or liabilities of Sellers that are not Assumed Liabilities (collectively, the “Excluded Liabilities”).

(e) Buyer’s Acquired Assets. Buyer will determine which Acquired Assets are to be purchased by each of US Buyer, Foreign Buyer or one or more of their directly or indirect wholly-owned subsidiaries.

1.2 Purchase Price and Related Matters.

(a) Purchase Price. Regardless of whether the transfer of any Acquired Asset has been deferred pursuant to the provisions of Section 1.4, in consideration for the sale and transfer of the Acquired Assets, and subject to the terms and conditions of this Agreement, Buyer shall (i) at the Closing, assume the Assumed Liabilities as provided in Section 1.1(c) and pay to Sellers in cash, by wire transfer of immediately available funds, U.S. $100,000,000.00 (the “Closing Purchase Price”) and (ii) after the Closing, pay to Sellers the Earnout Amount, to the extent payable in accordance with Section 1.5. As used in this Agreement, “Purchase Price” means, as of any time, the Closing Purchase Price, together with any Earnout Amount that is actually received by Sellers prior to such time. The Purchase Price shall be allocated among Sellers as set forth on Schedule 1.2(a).

(b) Allocation. Within 90 days after the Closing Date, ADI shall prepare and deliver to Buyer an allocation schedule (the “Allocation Schedule”) allocating the Closing Purchase Price and the Assumed Liabilities among the Acquired Assets transferred by each Seller as of the Closing Date and the covenants in Sections 9.6 and 9.7 in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). If Buyer notifies ADI in writing within 30 days after delivery of such Allocation Schedule that Buyer objects to one or more items reflected in the Allocation Schedule, ADI and Buyer shall negotiate in good faith to resolve such dispute regarding the preparation of the Allocation Schedule. If Buyer and ADI are unable to resolve any such dispute within 30 days following Buyer’s delivery of its objection, such dispute shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne equally by

Buyer and ADI. The Parties recognize that the Purchase Price and the Assumed Liabilities do not include Buyer’s acquisition expenses and that Buyer will allocate such expenses appropriately. Buyer and Sellers shall file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the Allocation Schedule finally resolved pursuant to this Section 1.2(b). Neither Buyer nor Sellers shall take any Tax position inconsistent with such Allocation Schedule, except to the extent otherwise required by law. If the Purchase Price is adjusted pursuant to this Agreement (including by operation of Section 1.5), the Allocation Schedule shall be adjusted as appropriate and Buyer and ADI shall cooperate in making any such adjustments.

1.3 The Closing.

(a) Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP in Boston, Massachusetts, commencing at 10:00 a.m., local time, on the third (3rd) Business Day after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by either of the Parties and other than satisfaction of those conditions that by their terms are to be satisfied or waived at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have been satisfied or waived (the “Closing Date”). For purposes of this Agreement, a “Business Day” shall be any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in Boston, Massachusetts are permitted or required by law, executive order or governmental decree to remain closed.

(b) Actions at the Closing.

At the Closing:

(i) ADI shall deliver (or cause to be delivered) to Buyer the various certificates, instruments and documents required to be delivered under Section 5.1;

(ii) Buyer shall deliver (or cause to be delivered) to Sellers the various certificates, instruments and documents required to be delivered under Section 5.2;

(iii) ADI shall deliver to Buyer the Bill of Sale, Assignment and Assumption Agreement and deliver (or cause to be delivered) all tangible Acquired Assets (including all physical embodiments of all intangible Acquired Assets in the possession of any Seller) to Buyer or as otherwise instructed by Buyer, except as otherwise provided in the Transition Services Agreement;

(iv) ADI shall deliver to Buyer a Patent Assignment in substantially the form attached hereto as Exhibit B executed by each Seller that owns any Designated Patents (the “Patent Assignment”);

(v) The License Agreement attached hereto as Exhibit C (the “License Agreement”) shall become effective in accordance with its terms;

(vi) Buyer and ADI shall execute and deliver to each other a Transition Services Agreement in substantially the form attached hereto as Exhibit D (the “Transition Services Agreement” and, collectively with the Bill of Sale, Assignment and Assumption Agreement, the Patent Assignment and the License Agreement, the “Ancillary Agreements”), with Service Schedules (as defined in the Transition Services Agreement) to be negotiated by the Parties in good faith prior to the Closing;

(vii) Buyer shall pay to Sellers the Closing Purchase Price in cash by wire transfer of immediately available funds to one or more accounts designated by ADI; and

(viii) the Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.4 Consents to Assignment. ADI shall, and shall cause the Sellers to, use commercially reasonable efforts to deliver to, or obtain from, the applicable third party, prior to the Closing, all notices, consents, waivers and approvals identified in Section 2.3 of the Disclosure Schedule; provided that no Seller shall be required to make any payments or agree to any undertaking in connection therewith. Without limiting the foregoing obligations, this Agreement shall not constitute an agreement to assign or transfer (or an assignment or transfer of) any asset, agreement, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof or default thereunder, would result in a violation of the rights of any such third party, would be ineffective, or would in any way adversely affect the rights of any Seller (or any Affiliate thereof) or Buyer thereunder and such consent is not obtained at or prior to the Closing (a “Deferred Consent”). With respect to each Deferred Consent, (a) the asset, agreement, lease, authorization, license or permit to which such Deferred Consent relates (a “Deferred Item”) shall not be assigned or transferred to Buyer at Closing, without any reduction in the Purchase Price, until the requisite consent is obtained, upon which ADI will, or will cause the applicable Seller to promptly assign or transfer such Deferred Item to Buyer, (b) from and after the Closing, Buyer will cooperate, in all reasonable respects, with the applicable Seller to obtain such Deferred Consent as soon as practicable after the Closing, provided that no Seller shall be required to make any payments or agree to any material undertakings in connection therewith, and (c) until such Deferred Consent is obtained, Sellers and Buyer shall cooperate, in all reasonable respects, in any lawful and commercially reasonable arrangement proposed by Buyer under which (i) Buyer would obtain (without infringing upon the legal rights of any third party) the economic claims, rights and benefits and (ii) solely if Buyer obtains such economic claims, rights and benefits described in (i), Buyer would assume any related economic burden (including Taxes) with respect to the Deferred Item. For purposes of this Agreement, “Affiliate” shall have the meaning assigned to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

1.5 Earnout Matters.

(a) As further consideration for the sale and transfer of the Acquired Assets pursuant to this Agreement, Buyer shall pay to Sellers an amount (the “Earnout Amount”) that is equal to fourteen-fifteenths (14/15) of the amount by which the Earnout Product Revenue for the period from the Closing Date through the first anniversary of the Closing Date (the “Earnout Period”) exceeds U.S. $75,000,000.00 (provided, however, that in no event shall the Earnout Amount pursuant to this Section 1.5(a) exceed U.S. $70,000,000.00 (the “Maximum Earnout Amount”)) within twenty (20) Business Days after the end of the Earnout Period. For purposes of this Agreement, (i) “Earnout Product Revenue” means the aggregate revenues recognized during the Earnout Period by all Earnout Product Selling Persons from the sale, transfer, license or other permitted use for value of the Earnout Products by or on behalf of the Earnout Product Selling Persons; (ii) “Earnout Products” means any MEMS Microphone that embodies, contains or is based upon (in whole or in part) any Transferred Technology, any Transferred Intellectual Property Rights, any Retained Technology and/or any Retained Intellectual Property Rights (each as defined in the License Agreement) licensed to Buyer, and any line extensions, improvements, enhancements, variations or modifications, whether or not patentable, of any of the foregoing, in each case whether sold as a standalone product or as a component or element of another product or bundled with another product; and (iii) “Earnout Product Selling Persons” means Buyer, its Affiliates and each of their respective successors and assigns. For purposes of this Section 1.5, (x) revenue shall be deemed recognized by the applicable Earnout Product Selling Person with respect to any Earnout Product when such Earnout Product is shipped by such Earnout Product Selling Person and (y) if any Earnout Product is a component or element of, or bundled with, another product, the revenue deemed recognized with respect to the sale, transfer, license or other permitted use for value of such Earnout Product shall be the greater of (1) Buyer’s standard list price of such Earnout Product for standalone sales and (2) the amount expressly allocated to such Earnout Product by Buyer and the counterparty to such transaction.

(b) Buyer shall deliver to ADI, within twenty (20) Business Days after the end of the Earnout Period, a certificate, certified by the Chief Executive Officer and the Chief Financial Officer of Buyer, setting forth in reasonable detail the computation of Earnout Product Revenue for the Earnout Period and the Earnout Amount (a “Buyer Earnout Certificate”), together with supporting detail therefor, such calculation to be prepared in accordance with the principles specified in Section 1.5(a).

(c) Buyer and ADI agree that they will cooperate and assist in the calculation of the Earnout Amount and in the conduct of the review referred to in this Section 1.5. Without limitation of the foregoing or Section 9.1, Buyer shall make available books, records, work papers and personnel of the Earnout Product Selling Persons solely to the extent reasonably necessary to allow ADI and its accountants and advisors to calculate, and to review and evaluate Buyer’s calculation of, the proposed Earnout Amount.

(d) Following the Closing and prior to the end of the Earnout Period, in the event of a Subsequent Sale, the Maximum Earnout Amount (to the extent not previously paid to

Sellers) shall be paid in full by Buyer to Sellers in cash within ten (10) Business Days following such Subsequent Sale. For purposes of this Agreement, “Subsequent Sale” means the sale, transfer or disposition (including through the sale or transfer of the equity interests in any entity holding any of the Acquired Assets) following the Closing Date, in a single transaction or a series of related transactions, of all or substantially all of the Acquired Assets, other than in connection with any merger, consolidation, liquidation or change of control, or sale of substantially all of the assets of Buyer.

(e) Following the Closing and prior to the end of the Earnout Period, Buyer shall (and shall cause each other Earnout Product Selling Person to) use commercially reasonable efforts to promote, market and sell Earnout Products during the Earnout Period. Without limiting the foregoing, Buyer shall not (and Buyer shall cause each other Earnout Product Selling Person not to) disproportionately discount any Earnout Product that is sold (or transferred, licensed or otherwise permitted to be used for value) to any third party in any transaction (or series of related transactions) with any other product of Buyer or such Earnout Product Selling Person, as compared to the discount applied to such other product.

(f) Upon the written request of ADI, Buyer shall (and shall cause each other Earnout Product Selling Person to) permit the Independent Accounting Firm, at ADI’s expense, to have access, upon reasonable prior notice and during normal business hours to inspect and audit the books and records of each Earnout Product Selling Person for the purpose of determining the accuracy of the reports described in Sections 1.5(b). If the Independent Accounting Firm concludes that Earnout Product Revenue was underreported for the Earnout Period by more than five percent (5%), Buyer shall promptly reimburse ADI for the reasonable out-of-pocket costs of the Independent Accounting Firm’s inspection and audit. During the period following the Closing and prior to the final determination of the Earnout Amount (the “Audit Period”), and thereafter as needed for any audit requested during the Audit Period pursuant to this Section 1.5(f), Buyer shall (and shall cause each other Earnout Product Selling Person to) keep such complete and accurate books and records as may be necessary to calculate the Earnout Product Revenue and ascertain the efforts of such persons to maximize the Earnout Product Revenue pursuant to Section 1.5(e). For purposes of this Agreement, “Independent Accounting Firm” means the Boston, Massachusetts office of PricewaterhouseCoopers LLP, or if circumstances create an actual conflict of interest that would impair such firm’s ability to impartially determine any issue presented to it pursuant to this Agreement or such firm is unable or unwilling to serve as the Independent Accounting Firm, the Boston, Massachusetts office of a nationally recognized registered public accounting firm selected in accordance with the rules of procedure of the American Arbitration Association.

(g) ADI shall be entitled to reimbursement from Buyer of all costs and expenses incurred by or on behalf of ADI in collecting any Earnout Amount that is not paid when due pursuant to this Section 1.5.

(h) No portion of the Earnout Amount to be paid to ADI under this Section 1.5 shall be subject to any right of set off or any similar right.

(i) Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer’s obligation to pay the Earnout Amount or its liability for Damages resulting from any breach of any covenant set forth in this Section 1.5 be subject to any of the limitations set forth in Section 6.5.

1.6 Further Assurances. At any time and from time to time after the Closing Date, as and when requested by either Party hereto and at the requesting Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement.

1.7 Withholding. The Parties agree that Buyer is not required to deduct or withhold Taxes from any consideration payable pursuant to this Agreement under any current provision of applicable law, including as the result of the application of Section 1.1(e). If as a result of a change in applicable law after the date of this Agreement Buyer determines that it is required to deduct or withhold Taxes from any consideration payable pursuant to this Agreement, the Parties shall use commercially reasonable efforts to minimize such withholding Taxes; without limiting the foregoing, Buyer shall notify ADI prior to withholding any such Taxes and provide Sellers with a reasonable opportunity to claim any exemption or reduction in otherwise applicable withholding Taxes. If any action of Buyer after the date of this Agreement (including a transfer or assignment of any or all of Buyer’s rights and obligations under this Agreement or any action taken in accordance with Section 1.1(e)) results in the imposition of a withholding Tax on consideration payable pursuant to this Agreement to any person, the amounts payable by Buyer under this Agreement to such person shall be increased so that the person receives an amount equal to what the person would have received had no such withholding Taxes applied.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF ADI

ADI represents and warrants to Buyer that the statements contained in this Article II are true and correct as of the date hereof and as of the Closing, except as set forth in the disclosure schedule provided by ADI to Buyer (as updated from time to time in accordance with Section 9.2(b), the “Disclosure Schedule”). The disclosure in any section or subsection of the Disclosure Schedule shall indicate the sections and subsections in this Article II to which it relates and such disclosure shall qualify (i) such sections and subsections and (ii) every other section or subsection in this Article II to the extent it is reasonably apparent that such disclosure is applicable to such other sections and subsections.

2.1 Organization, Qualification and Corporate Power. Each Seller is an entity duly organized, validly existing and, where applicable, in good standing under the laws of its respective jurisdiction of organization and is duly qualified to conduct business under the laws of each jurisdiction where the character of the Acquired Assets makes such qualification necessary, except for any such failures to be qualified that would not reasonably be expected to result in a

Seller Material Adverse Effect. Each Seller has all requisite corporate or comparable power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it. For purposes of this Agreement, “Seller Material Adverse Effect” means any change, effect or circumstance that would or would be reasonably be expected to (i) have a material adverse effect on the Acquired Assets, taken as a whole, or (ii) materially impair the ability of Sellers to consummate the transactions contemplated by this Agreement; provided, however, that a “Seller Material Adverse Effect” shall not include any adverse change, effect or circumstance directly or indirectly resulting from or arising out of (I) actions taken by or on behalf of any Seller at the request or with the consent of Buyer, (II) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions as contemplated by this Agreement, (III) changes generally and not specifically relating to the Acquired Assets in the industry or markets in which the Acquired Assets are used or the Acquired Products are sold by Sellers (except to the extent such change has had a disproportionate effect on the Acquired Assets relative to other companies that operate in the same industry as the Acquired Assets), (IV) changes in economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets (in each case except to the extent such change or continued weakness has had a disproportionate effect on the Acquired Assets relative to other companies that operate in the same industry as the Acquired Assets), (V) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism, (VI) any failure of Sellers to meet any projections, guidance, estimates, forecasts or milestones for or during any period ending on or after the date hereof with respect to the Acquired Assets or the Acquired Products (it being agreed that the effects giving rise to any such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a Seller Material Adverse Effect has occurred or may occur), (VII) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in any country or region, or (VIII) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in accounting standards (or the interpretation thereof).

2.2 Authority. Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which such Seller is a party and each Seller has all requisite corporate or comparable power to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by ADI, the performance by each Seller of its obligations hereunder and thereunder and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or comparable action on the part of each such Seller. This Agreement and the Ancillary Agreements have been, or will be, duly and validly executed and delivered by each Seller party hereto and thereto, and, assuming this Agreement and the Ancillary Agreements constitute, or will constitute, the valid and binding agreement of Buyer, constitute, or will constitute, a valid and binding obligation of each applicable Seller, enforceable against each applicable Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.3 Noncontravention. Subject to compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”), and any applicable foreign antitrust or trade regulation laws, neither the execution and delivery of this Agreement by ADI, nor the consummation by any Seller of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the charter or bylaws or other organizational documents of any Seller;

(b) require on the part of any Seller any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to result in a Seller Material Adverse Effect;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Designated Contract, in each case in any material respect; or

(d) violate in any material respect any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, any Seller or any of the Acquired Assets.

2.4 Financial Statements; Inventory; Warranties.

(a) The statement of revenue and expenses attributable to the design, manufacture and sale of Acquired Products during (i) the fiscal years ended November 3, 2012, October 29, 2011 and October 30, 2010 and (ii) the nine (9) month period ended August 3, 2013 were prepared by management of Sellers in the ordinary course of business consistent with past practices; provided, however, that such statements are based on the total combined revenues, expenses, assets and liabilities of all Sellers relevant to the design, manufacture and sale of Acquired Products. Such statements (A) were not necessarily prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), including with respect to the allocation or estimation of costs, operating expenses, assets and liabilities that were included therein, (B) do not reflect allocations of corporate expenses or rights to receive corporate services, (C) may not reflect the financial performance of Sellers’ activities related to the design, manufacture and sale of the Acquired Products had they been conducted as a stand-alone business, and (D) in the case of the financial statements described in the foregoing clause (ii), may be subject to year-end adjustments.

(b) The Inventory is usable and saleable in the ordinary course of business as currently conducted or as presently contemplated by Sellers to be conducted.

(c) Section 2.4(c) of the Disclosure Schedule sets forth complete and correct copies of all standard warranties and guaranties currently offered or still in effect with respect to the Acquired Products as of the date of this Agreement (other than warranties under applicable law), and there are no other warranties or guaranties currently in effect with respect to the Acquired Products that materially deviate from such standard warranties and guaranties.

2.5 Absence of Certain Changes. Except as contemplated by this Agreement, since December 31, 2012, there has not been a Seller Material Adverse Effect.

2.6 Tangible Personal Property. The applicable Seller has good and valid title to, a valid leasehold interest in or a valid license to use, all of the material tangible Acquired Assets, free and clear of all Security Interests. For purposes of this Agreement, “Security Interest” means any mortgage, pledge, security interest, encumbrance, charge, lease, sublease or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, landlord’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past practices and that are not a result of a breach by the applicable Seller of any of its obligations, (iv) liens for Taxes not yet due and payable or for Taxes that are being contested in good faith and by appropriate proceedings, and (v) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business consistent with past practices.

2.7 Intellectual Property.

(a) To Sellers’ knowledge, the applicable Seller owns, or is licensed or otherwise possesses valid rights under, the Designated Patents and all Transferred Technology. To Sellers’ knowledge, the Designated Patents and Transferred Technology are freely transferable (subject to applicable export control laws) and assignable (and, upon the Closing, will be assigned and transferred) to Buyer without restriction and without any payment or future payment obligation of any kind to any third party, other than requirements under applicable law to file documents with and pay fees for the assignment of the Designated Patents to applicable Governmental Entities. For purposes of this Agreement, “Transferred Technology” shall have the meaning set forth in the License Agreement.

(b) No Seller has been named in any material pending suit, action or proceeding relating to the Acquired Assets or the Acquired Products which involves a claim of infringement or misappropriation of any patents, trademarks, trade names, service marks, trade secrets or copyrights of any third party, and no Seller has received any written notice, threat, or invitation to license, asserting that any Acquired Assets or Acquired Products or the use, sale, license or disposition thereof infringes or misappropriates any intellectual property rights of a third party. To Sellers’ knowledge, the design, manufacture, use and sale of the Acquired Assets and Acquired Products, in each case as conducted in the past six (6) years and as presently conducted, does not infringe or misappropriate any patents, trademarks, trade names, service marks, copyrights, trade secrets or other intellectual property rights of any third party. To Sellers’ knowledge, no third party is infringing, using or misappropriating any Designated Patent or Transferred Technology. No Seller has made any such claims against any third party with respect to any Designated Patent or Transferred Technology, and no Seller has invited any third party to take a license, covenant not to sue or the like with respect to any Designated Patent or Transferred Technology.

(c) The applicable Seller has performed the material obligations required to be performed by it under the terms of any agreement pursuant to which such Seller has rights in any Designated Patents, and none of Sellers or, to Sellers’ knowledge, any third party is in material default under any such agreement.

(d) Other than rights and licenses granted in the ordinary course of business consistent with past practices, none of ADI or any of its subsidiaries has granted to any third party any material license or right under any of the Designated Patents or any intellectual property rights in the Transferred Technology.

(e) Each current or former employee, officer, consultant, and contractor of the Sellers who are or have been involved in, or who contributed to, the creation or development (alone or with others) of any Acquired Products, Transferred Technology or inventions covered by the Designated Patents have signed valid and enforceable proprietary information and assignment agreements that in each case irrevocably assign to the applicable Seller all intellectual property rights that are or were created, developed, written, invented, conceived, or discovered by the employees, officers, consultants or contractors, during their employment with (or in the case of contractors or consultants, provision of services to or for) the applicable Seller.

2.8 Designated Contracts. ADI has made available to Buyer a correct and complete copy of each Designated Contract, together with all modifications and amendments thereto. No Seller (nor, to Sellers’ knowledge, any other party thereto) is in material default under any such Designated Contract.

2.9 Litigation. Section 2.9 of the Disclosure Schedule lists, as of the date of this Agreement, each material (a) judgment, order, decree, stipulation or injunction specifically naming any Seller and relating to the Acquired Assets or the Acquired Products and (b) claim, complaint, action, suit, proceeding, hearing or investigation relating to the Acquired Assets or the Acquired Products by or before any Governmental Entity to which any Seller is a party or, to Sellers’ knowledge, which has been overtly threatened against any Seller.

2.10 Employee Matters.

(a) Section 2.10(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, the position, work location, employing entity, and the annual rate of base salary or hourly wage (including status as exempt or nonexempt from overtime pay requirements under the Fair Labor Standards Act or analogous United States state laws) and cash bonus opportunity of each Designated Employee. All Designated Employees in the United States are employed or engaged on an at-will basis, and may be terminated by the applicable Seller without cost or other liability, except for wages earned prior to the time of termination per employee and liabilities that are Excluded Liabilities. Section 2.10(a) of the Disclosure Schedule also sets forth a list, as of the date of this Agreement, of each Employee Benefit Plan in which any Designated Employee participates. For purposes of this Agreement, “Employee Benefit Plan” shall mean (i) any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) other than a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (iii) any other written plan, agreement or arrangement involving compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, or fringe benefits, but excluding any Employee Benefit Plan required to be maintained or contributed to under foreign law.

(b) With respect to the Designated Employees, (i) each of the Sellers is in material compliance with all applicable laws regarding labor and employment, including those related to employment practices, terms and conditions of employment, wages and hours, social insurance, leaves of absence, collective bargaining, equal opportunity, occupational health and safety, workers’ compensation, immigration, individual and collective consultation and notice of termination and redundancy, and (ii) no Seller has any liability under any applicable laws related to employment and attributable to an event occurring or a state of facts existing prior to the date hereof, including any liability that has been incurred by any Seller, but remains to be discharged, for breach of an employment contract with an employee or breach of any statutory employment right under applicable law, except for any such liability that is an Excluded Liability. To the knowledge of Sellers, all Designated Employees are lawfully entitled to work for ADI or the applicable Seller in the country of employment without restriction or any visa, permit or consent being required.

(c) No Designated Employee is subject to any collective bargaining agreement, works council agreement, or similar agreement with a labor union or works council, and to the knowledge of Sellers, no Designated Employee is represented by any labor organization.

2.11 Compliance with Laws. Each Seller is conducting and has since December 31, 2009 conducted, the design, manufacture and sale of the Acquired Products in material compliance with all applicable laws, currently in effect with respect to such activities. No Seller has received written notice of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to the Acquired Products alleging any material failure to so comply.

2.12 Completeness of Acquired Assets. The Acquired Assets, and the rights granted to Buyer pursuant to the License Agreement and the Transition Services Agreement, when utilized by a labor force substantially similar to that employed by Sellers in connection with the design, manufacture and sale of the Acquired Products on the date hereof, include all rights (including intellectual property rights), properties and assets necessary in all material respects to design, manufacture and sell the Acquired Products, as so done currently by Sellers.

2.13 Taxes.

(a) All material property Tax Returns related to the Acquired Assets that are required to be filed under applicable law have been timely filed, and such Tax Returns are complete and correct in all material respects. All material property Taxes (whether or not shown or required to be shown on any Tax Return or any other Tax filings) with respect to the Acquired Assets that have become due and payable have been timely paid.

(b) No written claim has been made by a tax authority where a Seller does not file a property Tax Return related to the Acquired Assets that such Seller is required to file such Tax Return or may be subject to property Tax in such jurisdiction as a result of using or holding the Acquired Assets.

2.14 Brokers’ Fees. The Assumed Liabilities do not include any liability or obligation of Sellers to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to ADI that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing.

3.1 Organization. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Buyer is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance by Buyer of this Agreement and the Ancillary Agreements and its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and the Ancillary Agreements have been, or will be, duly and validly executed and delivered by Buyer and, assuming this Agreement and the Ancillary Agreements constitute, or will constitute, the valid and binding obligation of ADI, constitute, or will constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the charter or bylaws of Buyer;

(b) require on the part of Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to prevent, or materially impair or delay, the ability of Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”);

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any material contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver which if not obtained or made would not reasonably be expected to result in a Buyer Material Adverse Effect; or

(d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, Buyer or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Buyer Material Adverse Effect.

3.4 Financing. Buyer has, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to remit the Closing Purchase Price at the Closing.

3.5 Solvency. Assuming (i) satisfaction of the conditions to Seller’s obligation to consummate the Closing, and after giving effect to the transactions contemplated by the Ancillary Agreements and the payment of the Purchase Price, (ii) the accuracy of the representations and warranties of Seller set forth in Article II hereof in all material respects, and (iii) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by the Ancillary Agreements (including, in each case, payment of all related fees and expenses), immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Buyer or any of its Affiliates in order to effect the transactions contemplated by this Agreement, Buyer shall be able to pay its liabilities as they become due in the usual course of business and shall have assets (calculated at fair market value) that exceed its liabilities. Immediately after giving effect to the transactions contemplated by this Agreement, Buyer shall not have unreasonably small capital with which to carry on its business.

3.6 No Other Representations or Warranties. Except for the representations and warranties set forth in Article II (each as qualified and limited by the Disclosure Schedule), Buyer hereby acknowledges and agrees that (a) neither ADI nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, representatives or advisors, nor any other person or entity, has made or is making any express or implied representation or warranty with respect to the Acquired Assets or the Acquired Products, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person or entity, in “data rooms”, confidential information memoranda or management presentations, whether in anticipation or contemplation of the transactions contemplated by this Agreement or otherwise.

3.7 Hart-Scott-Rodino Act. Buyer has determined, in good faith and in accordance with 16 CFR 801.10(c)(3), that the fair market value of the U.S. assets to be acquired that are included in the Acquired Assets is not greater than $70.9 million. This determination is made solely for the purpose of determining the applicability of the Hart-Scott-Rodino Act to the transaction.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Conduct of Business.

(a) Except (i) as contemplated by this Agreement, (ii) as required by applicable law or by any Designated Contract in effect on the date hereof, (iii) as set forth on Schedule 4.1 attached hereto, or (iv) with Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with the terms hereof, ADI shall use commercially reasonable efforts to, and shall cause each other Seller to use commercially reasonable efforts to, conduct its business as it relates to the Acquired Assets and Designated Employees in the ordinary course consistent with past practice.

(b) Except (i) as contemplated by this Agreement, (ii) as required by applicable law or by any agreement in effect on the date hereof, (iii) as set forth on Schedule 4.1 attached hereto, or (iv) with Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with the terms hereof, ADI shall not, and shall cause each other Seller not to:

(i) amend or modify its charter, bylaws or any other organizational document in any way that would prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement;

(ii) sell, transfer, dispose of, lease, license or subject to any Security Interest, any Acquired Asset (except the sale of Inventories in the ordinary course in amounts consistent with past practice), or carry on promotional sales or discount activities or ship products to customers, in each case other than in the ordinary course of business consistent with past practices;

(iii) amend, terminate, supplement or amend, or waive any rights under, any Designated Contract;

(iv) with respect to any Designated Employee, other than changes required by applicable law, or as set forth on Section 2.10(a) of the Disclosure Schedule, materially increase the compensation payable or to become payable to any Designated Employee (other than bonus grants or retention payments paid for by Sellers);

(v) announce, implement or effect any reduction in labor force, layoff, redundancy, or early retirement program, or enter into, amend, waive or terminate any collective bargaining agreement or other arrangement with a labor union or similar organization, in each case affecting any Designated Employee, or take any other action that would reasonably be expected to trigger required notice or compensation to any Designated Employee under the WARN Act;

(vi) commence any claim, cause of action, suit, or proceeding directly related to the Acquired Assets; or

(vii) agree, in writing or otherwise, to take any of the foregoing actions.

4.2 Efforts. Each of the Parties shall use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to satisfy the conditions to Closing set forth herein and to consummate the transactions contemplated by this Agreement, including to obtain all waivers, permits, consents, approvals or other authorizations from Governmental Entities, to effect all registrations, filings and notices with or to Governmental Entities and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. Buyer shall bear any out-of-pocket costs associated with obtaining such waivers, permits, consents, approvals or other authorizations.

4.3 Access. Subject to compliance with applicable laws and regulations, and contractual obligations of each Seller regarding proprietary information of third parties, ADI shall, and shall cause each Seller to, permit the representatives of Buyer listed on Schedule 4.3 to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of Sellers) to the premises, properties, financial and accounting records, contracts, and other records and documents, pertaining to the Acquired Assets and the Acquired Products for reasonable business purposes. Buyer acknowledges that it remains bound by the confidentiality agreement, dated July 26, 2013, previously entered into between Buyer and ADI (the “Confidentiality Agreement”). Prior to the

Closing, Buyer and its representatives shall not contact or communicate with the employees (except as otherwise expressly contemplated by this Agreement), customers or suppliers of ADI or any of its subsidiaries in connection with the transactions contemplated by this Agreement, except with the prior written consent of ADI, which will not be unreasonably withheld.

4.4 Exclusivity. From and after the date hereof until the Closing or termination of this Agreement pursuant to its terms, ADI will not, and will cause its Affiliates to not, directly or indirectly, (i) solicit, initiate, seek or knowingly facilitate the making, submission or announcement of any inquiry, expression of interest, proposal or offer concerning the sale or other conveyance of the Acquired Assets (other than as permitted in accordance with Section 4.1 or pursuant to this Agreement), whether by way of merger, purchase of capital stock, purchase of assets or otherwise (an “Acquisition Proposal”); (ii) knowingly hold or participate in any negotiations or discussions or enter into any agreements with any person concerning an Acquisition Proposal; or (iii) knowingly deliver or make available to any person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes an Acquisition Proposal. ADI shall cease, and shall cause each other Seller to cease, and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date hereof with respect to any Acquisition Proposal.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by Buyer) of the following conditions:

(a) the representations and warranties of ADI set forth in Article II shall be true and correct in all material respects (or, if qualified by materiality or a reference to Seller Material Adverse Effect, true and correct in all respects) on and as of the Closing Date as if made as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement or consented to by Buyer, and (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date);

(b) ADI shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) ADI shall have delivered to Buyer a certificate to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.1 is satisfied;

(d) no judgment, order, decree, stipulation or injunction by any Governmental Entity shall be in effect which prevents consummation of any of the transactions contemplated by this Agreement, and no action, suit or proceeding shall be pending by or before any

Governmental Entity which would reasonably be expected to result in a judgment, order, decree, stipulation or injunction that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(e) all three (3) employees identified on Schedule 5.1(e) and 75% of the other Designated Employees shall have accepted employment with Buyer; and

(f) Buyer shall have received all of the items required to be delivered to it pursuant to Section 1.3(b).

5.2 Conditions to Obligations of ADI. The obligation of ADI to consummate (or cause to be consummated) the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by ADI) of the following conditions:

(a) the representations and warranties of Buyer set forth in Article III shall be true and correct in all material respects (or, if qualified by materiality or a reference to Buyer Material Adverse Effect, true and correct in all respects) on and as of the Closing Date as if made as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement or consented to by ADI, and (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date);

(b) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) Buyer shall have delivered to ADI a certificate to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied;

(d) no judgment, order, decree, stipulation or injunction by any Governmental Entity shall be in effect which prevents consummation of any of the transactions contemplated by this Agreement, and no action, suit or proceeding shall be pending by or before any Governmental Entity which would reasonably be expected to result in a judgment, order, decree, stipulation or injunction that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(e) Buyer shall have delivered to ADI evidence reasonably satisfactory to ADI of (i) acceptance by New Buyer Employees (other than New Buyer Employees who will be transferred to Buyer at Closing by operation of law) of Buyer’s offers of employment (in compliance with Buyer’s obligations under Section 9.3) and (ii) the grant by Buyer to New Buyer Employees of cash and equity incentive awards for an aggregate of $5.0 million, on terms reasonably satisfactory to ADI; and

(f) ADI shall have received all of the items required to be delivered to it pursuant to Section 1.3(b).

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by ADI. Subject to the terms and conditions of this Article VI, from and after the Closing, ADI shall indemnify Buyer in respect of, and hold Buyer harmless against, any and all damages, fines, Taxes, penalties, deficiencies, losses and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys, incurred in connection with (x) the investigation or defense of any third party claims or (y) asserting or disputing any rights under this Agreement against any party hereto or otherwise), in each case net of any insurance proceeds actually received (less the amount of any adverse effect on the premiums paid for such insurance) or proceeds received from third parties) (collectively, “Damages”) incurred or suffered by Buyer or any Affiliate thereof:

(a) to the extent resulting from any (i) breach of any representation or warranty of ADI contained in Article II of this Agreement or the certificate of ADI delivered at the Closing pursuant to Section 5.1(c) (provided that solely for the purpose of determining the amount of Damages that are subject to a claim for indemnification under this Agreement, such representation or warranty shall not be deemed qualified by reference to “material” or “Material Adverse Effect” or similar phrases) or (ii) failure to perform any covenant or agreement of ADI or any Seller contained in this Agreement; or

(b) to the extent resulting from or constituting Excluded Liabilities.

6.2 Indemnification by Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, Buyer shall indemnify each Seller in respect of, and hold each Seller harmless against, any and all Damages incurred or suffered by any such Seller or any Affiliate thereof:

(a) to the extent resulting from any (i) breach of any representation or warranty of Buyer contained in Article III of this Agreement or the certificate of Buyer delivered at the Closing pursuant to Section 5.2(c) (provided that solely for the purpose of determining the amount of Damages that are subject to a claim for indemnification under this Agreement, such representation or warranty shall not be deemed qualified by reference to “material” or “Material Adverse Effect” or similar phrases) or (ii) failure to perform any covenant or agreement of Buyer contained in this Agreement; or

(b) to the extent resulting from or constituting Assumed Liabilities.

6.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. A person or entity entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Party from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party. At any time following the delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on, or admission by, the Indemnified Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains (i) a reasonably detailed description, including the amount, of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI and a reasonably detailed explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. If such dispute is not resolved within 60 days following the delivery by the Indemnified Party of the applicable Claim Notice, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 10.14.

6.4 Survival.

(a) The representations and warranties of ADI and Buyer set forth in this Agreement and the certificates delivered at Closing pursuant to Sections 5.1(c) and 5.2(c) shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the first anniversary of the Closing Date, at which time they shall expire. Notwithstanding the foregoing, the representations and warranties of ADI contained in Sections 2.1 and 2.2 and of Buyer contained in Sections 3.1 and 3.2 shall survive the Closing and the consummation of the transactions contemplated hereby without limitation.

(b) None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing in accordance with their terms.

(c) Neither Party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination or expiration thereof.

(d) Any valid claim that is properly asserted in writing pursuant to Section 6.3, prior to the expiration as provided in Section 6.4(a) of the representation or warranty that is the basis for such claim, or any claim with respect to any breach of a covenant as provided in Section 6.4(b), shall survive until such claim is finally resolved and satisfied solely for purposes of such claim.

6.5 Limitations.

(a) From and after the Closing, the rights of the Indemnified Parties under this Article VI and the remedies expressly provided in Section 1.5, Section 9.3 and Section 10.13 shall be the sole and exclusive remedies of the Parties and their respective Affiliates with respect to claims resulting from any breach of warranty or failure to perform any covenant or agreement contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement. Without limiting the generality of the foregoing sentence, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek rescission of the transactions consummated under this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement each of the following limitations shall apply:

(i) the aggregate liability of either Indemnifying Party for all Damages under this Article VI shall not exceed an amount equal to 10% of the Closing Purchase Price;

(ii) no individual claim for indemnification under this Article VI shall be valid and assertable unless it is for an amount in excess of $50,000;

(iii) Each of ADI and Buyer shall be liable under this Agreement for only that portion of the aggregate Damages hereunder that exceeds 1.5% of the Closing Purchase Price; and

provided, however, that the limitations of Section 6.5(b) shall not apply to (A) any claim described in Section 6.1(b) or Section 6.2(b), (B) any breach of a representation or warranty contained in Section 2.1 (Organization, Qualification and Corporate Power) and Section 2.2 (Authority), for which ADI’s indemnification obligation for Damages, together with any liability for Damages otherwise pursuant to Section 6.1(a)(i), in the aggregate shall not exceed the Purchase Price, (C) any breach of a representation or warranty contained in Section 3.1 (Organization) and Section 3.2 (Authority), for which Buyer’s indemnification obligation for Damages, together with any liability for Damages otherwise pursuant to Section 6.2(a)(i), in the aggregate shall not exceed the Purchase Price, and (D) any breach of a covenant that survives the Closing pursuant to Section 6.4. For the avoidance of doubt, nothing in this Agreement shall limit a party’s liability for fraud.

(c) In no event shall any Indemnifying Party be responsible or liable for any Damages or other amounts under this Article VI that are (i) consequential, in the nature of lost profits or diminution in value, special or punitive or otherwise not actual out-of-pocket Damages or (ii) contingent. The Indemnified Party shall (and shall cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available in order to minimize the Damages for which indemnification is provided to the Indemnified Party under this Agreement.

(d) If an Indemnified Party (or an Affiliate) receives any third-party payment in connection with any claim for Damages for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within ten (10) Business Days of receiving such third-party payment, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under this Agreement with respect to such claim plus the amount of the third-party payments received, over (ii) the amount of Damages with respect to such claim which the Indemnified Party has become entitled to receive under this Agreement.

(e) Each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument delivered pursuant to this Agreement. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not be affected by any investigation conducted for or on behalf of Buyer with respect thereto or any knowledge acquired by Buyer of its officers, directors, employees or agents as to the accuracy or inaccuracy of any such representation or warranty.

(f) In no event shall ADI be liable for any Damages arising from or relating to, directly or indirectly, any act, omission or transaction carried out by or at the express request of Buyer.

6.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price unless otherwise required by applicable law.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) Buyer may terminate this Agreement by giving written notice to ADI if any of the conditions precedent under Section 5.1 hereof have become incapable of fulfillment;

(c) ADI may terminate this Agreement by giving written notice to Buyer if any of the conditions precedent under Section 5.2 hereof have become incapable of fulfillment;

(d) Buyer or ADI may terminate this Agreement by giving written notice to the other if the Closing shall not have occurred on or before November 30, 2013 by reason of the failure of any condition precedent under Section 5.1 or 5.2 hereof; and

(e) Buyer may terminate this Agreement within 15 days following delivery by ADI to Buyer of an update to the Disclosure Schedule pursuant to Section 9.2(b) which contains new disclosure of any event or development that would reasonably be expected to have a Seller Material Adverse Effect;

provided, however, that neither Party may terminate this Agreement pursuant to the foregoing clauses (b) through (d) if the basis for termination results from a material breach by such Party of any of its agreements or covenants contained in this Agreement.

7.2 Effect of Termination.

(a) Except as set forth in Section 7.2(b), if either Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party.

(b) Notwithstanding any other provision contained in this Agreement to the contrary, the Confidentiality Agreement shall survive the termination of this Agreement for any reason.

ARTICLE VIII

TAX MATTERS

8.1 Responsibility for Certain Taxes.

(a) Property Taxes. Any real property, personal property, or other similar Taxes levied with respect to the Acquired Assets for any taxable period that includes but does not end on the Closing Date, whether paid prior to, on or after the Closing Date, shall be apportioned between Sellers and Buyer based on the number of days of such taxable period up to and including the Closing Date and the number of days of such taxable period after the Closing Date. Sellers shall be responsible for and shall pay the proportionate amount of such Taxes that is attributable to the portion of the taxable period ending on the Closing Date, and Buyer shall be responsible for and pay the proportionate amount of such Taxes that is attributable to the portion of the taxable period beginning after the Closing Date. To the extent that any Seller has, on or prior to the Closing Date, paid any such Taxes, Buyer shall reimburse Seller at the Closing for the amount of such Taxes that is allocable to the portion of the taxable period beginning after the Closing Date. If any Seller or Buyer receives a refund or credit of any such Taxes, that party shall reimburse the other party for its proportionate share of the tax refund or credit. For purposes of this Agreement, “Taxes” means all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof. For purposes of this Agreement, “Tax Returns” means all reports, returns, declarations, statements, forms or other information required to be supplied to a taxing authority in connection with Taxes.

(b) Transfer Taxes. Each of Buyer, on the one hand, and Sellers, on the other hand, shall be responsible for the payment of one-half of any transfer, sales, use, stamp, conveyance, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”). The Party required by applicable law to file any Tax Returns or other documentation with respect to such Taxes, fees and charges timely and properly shall do so. and, if required by applicable law, the other party will join in the execution of any such Tax Returns and other documentation. The Parties hereto shall cooperate, to the extent reasonably requested and as permitted by applicable law, in minimizing any such Transfer Taxes.

(c) Other Taxes. Except with respect to Taxes expressly addressed in subsections (a) and (b) above, all liabilities for Taxes incurred with respect to the Acquired Assets shall be borne by Sellers with respect to taxable periods (or portions thereof) ending on or before the Closing Date and by Buyer with respect to taxable periods (or portions thereof) beginning after the Closing Date, and each Party shall indemnify, defend and hold the other Party harmless from and against all Taxes for which such Party is liable pursuant to this subsection. For purposes of this Agreement and except as expressly provided otherwise herein, in the case of any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), the amount of any Taxes allocable to the portion of the taxable period ending on the Closing Date shall: (i) in the case of Taxes based on income or receipts or imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property, equal the amount that would be payable if the taxable period actually ended on the Closing Date; and (ii) in the case of all other Taxes, equal an amount determined on a per diem basis in the same manner applicable to the Taxes addressed in subsection (a) above.

ARTICLE IX

FURTHER AGREEMENTS

9.1 Access to Information; Record Retention; Cooperation.

(a) Access to Information. Subject to compliance with contractual obligations and applicable laws and regulations, following the Closing, each Party shall afford to the other Party and to the other Party’s Affiliates, authorized accountants, counsel and other designated representatives reasonable access (including using commercially reasonable efforts to give access to third parties possessing information and providing reasonable access to its own employees who are in possession of relevant information) and duplicating rights during normal business hours in a manner so as not to unreasonably interfere with the conduct of business, and in accordance with applicable law, to all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information (collectively, “Information”) within the possession or control of such Party or its Affiliates, relating to the Acquired Assets or the Acquired Products prior to the Closing, insofar as such access is reasonably required by the other Party in connection with financial and tax reporting and accounting matters, preparing financial statements, preparing securities law or exchange filings, prosecuting, defending or settling any litigation or insurance claim, performing this Agreement and the transactions contemplated hereby, complying with applicable law, and all other proper business purposes, but “Information” shall not include personnel records, health related files or any records that are prohibited from being disclosed under applicable data privacy laws.

(b) Access to Personnel. Following the Closing, each Party shall use commercially reasonable efforts to make available to the other Party, upon written request, such Party’s and its Affiliates’ officers, directors, employees and agents to the extent that such persons may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may from time to time be involved relating to the Acquired Assets or the Acquired Products prior to the Closing or for any other matter referred to in Section 9.1(a).

(c) Retention of Records. Except as otherwise required by law or agreed to in writing by the Parties, each of Buyer and Sellers shall use commercially reasonable efforts to preserve all Information in its possession pertaining to the Acquired Assets or the Acquired Products prior to the Closing until December 31, 2018. Notwithstanding the foregoing, in lieu of retaining any specific Information, either Party may offer in writing to the other Party to deliver such Information to the other Party and, if such offer is not accepted within 90 days, the offered Information may be disposed of at any time.

(d) Preparation of ADI Financial Statements. Following the Closing:

(i) Buyer shall prepare and provide to ADI and its subsidiaries all information relating to the Acquired Assets or the Acquired Products reasonably required for ADI and its subsidiaries to prepare the financial statements of ADI and its subsidiaries for all fiscal periods that precede or include the Closing Date; and

(ii) Sellers shall provide to Buyer, upon reasonable notice and at reasonable times, cooperation and access to such financial Information as may be reasonably necessary for Buyer to comply with any SEC reporting obligations that Buyer may have as a result of any determination that the transactions contemplated by this Agreement constitute an acquisition by Buyer of a “significant subsidiary” for SEC financial reporting purposes.

(e) Confidentiality. Each of Buyer and ADI (a “Receiving Party”) shall hold, and shall use commercially reasonable efforts to cause its Affiliates, consultants and advisors to hold, in strict confidence all Information concerning the other Party furnished to it by the other Party (the “Disclosing Party”) or the other Party’s Affiliates or representatives at any time prior to Closing or pursuant to this Section 9.1 (in each case except to the extent that such Information (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party (or its Affiliates, consultants or advisors) in violation of the terms of this Section 9.1(e), (ii) was within the possession of the Receiving Party prior to it being furnished to the Receiving Party by or on behalf of the Disclosing Party pursuant hereto, provided that the source of such information was not at the time bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information, (iii) is or becomes available to the Receiving Party from a source other than the Disclosing Party (or its Affiliates or representatives), provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information, or (iv) was or is independently developed by the Receiving Party without utilizing any Information or violating any of the Receiving Party’s obligations under this Agreement), and the Receiving Party shall not release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of law or so as not to violate the rules of any stock exchange; provided, however, that in the case of disclosure compelled by judicial or administrative process, the Receiving Party shall (to the extent permitted by applicable law) notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.1(e). If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party is compelled to disclose any Information by judicial or administration process, such Receiving Party may so disclose the Information; provided, however, that at the written request of the Disclosing Party, the Receiving Party shall use commercially reasonable efforts to obtain, at the expense of the Disclosing Party, an order or other assurance that confidential treatment will be accorded to such portion of the Information required to be disclosed.

9.2 Disclosure Generally.

(a) The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Acquired Assets or the Acquired Products, has resulted in or would result in a Seller Material Adverse Effect, or is outside the ordinary course of business. For purposes of this Agreement, the terms “Sellers’ knowledge”, “known by Sellers” or other words of similar meaning shall mean the actual knowledge on the date hereof of the persons listed on Schedule 9.2(a) and shall not refer to the knowledge of any other person or entity.

(b) ADI shall be entitled to submit to Buyer, from time to time between the date hereof and the Closing Date, written updates to the Disclosure Schedule disclosing any events or developments that occur between the date of this Agreement and the Closing Date. ADI’s representations and warranties contained in Article II shall be construed for all purposes of this Agreement in accordance with the Disclosure Schedule, as so updated provided that Buyer shall have the right to terminate this Agreement as a result of any such update to the Disclosure Schedule to the extent provided in Section 7.1(e).

9.3 Covenants Regarding New Buyer Employees. It is the intent of the Parties that all employees named on Schedule 9.3 (the “Designated Employees”) be offered employment by Buyer, as set forth in further detail below in this Section 9.3. For purposes of this Agreement, “New Buyer Employees” shall mean those Designated Employees who accept employment with Buyer in connection with the Closing or whose employment is transferred to Buyer by operation of applicable law.

(a) Employment Offers to U.S. Employees. Buyer shall make offers of employment to the Designated Employees identified on Schedule 9.3(a) (the “U.S. Employees”) at a time to be mutually agreed between ADI and Buyer. An offer of employment to a U.S. Employee shall provide terms that are comparable in the aggregate, including cash and equity compensation, benefits, location, content, job grade, job shift, and severance, to those provided to such U.S. Employee by Seller on the date hereof (“Comparable Terms”).

(b) New Buyer Employees. On the Closing Date, U.S. Employees who accept employment or engagement with Buyer will be considered to have resigned from their employment or engagement with the applicable Seller or its Affiliate, and Buyer shall thereafter, either directly or through one of its Affiliates, employ or engage all such New Buyer Employees, for at least a period of 12 months following the Closing Date (the “Retention Period”), on Comparable Terms; provided that Buyer or its Affiliates may, at any time and in its sole discretion, terminate a New Buyer Employee for Cause. For purposes of this Agreement, with respect to any New Buyer Employee, “Cause” shall have the meaning set forth in any written agreement between Buyer and such New Buyer Employee or, in the absence of any such agreement that defines “Cause”, “Cause” shall mean (i) any willful failure by such New Buyer Employee, which failure is not cured within 30 days of written notice to such New Buyer Employee from Buyer, to perform his or her material responsibilities to Buyer or (ii) any willful misconduct by such New Buyer Employee which affects the business reputation of Buyer.

(c) EU Employees.

(i) Buyer and Sellers acknowledge and agree that the contracts of employment of the Designated Employees named on Schedule 9.3(c)(i) (the “EU Employees”) shall not terminate upon Closing. Instead (save in the case of any EU Employee who validly objects to transferring in accordance with applicable law), such contracts of employment shall transfer automatically to Buyer (or its relevant Affiliate), in accordance with applicable law. All Employment Liabilities to the extent related to the period after the Closing in respect of EU Employees who so transfer to Buyer or an Affiliate of Buyer, shall from Closing be borne by Buyer or such Affiliate of Buyer. For purposes of this Agreement, “Employment Liabilities” shall mean any and all claims, debts, liabilities, commitments and obligations, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, however arising, including all costs and expenses relating thereto arising under law, rule, regulation, permit, action or proceeding before any Governmental Entity, order or consent decree or any award of any arbitrator with authority to make awards, in each case relating to any Employee Benefit Plan, employment agreement or otherwise relating to an employee or former employee, current or former consultant or current or former director of Sellers or an ERISA Affiliate and his or her employment or service with Sellers or any ERISA Affiliate. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes any Seller.

(ii) Where it is not possible or not legally required for Buyer or its relevant Affiliate to replicate an Employee Benefit Plan (including any retirement benefit) for an EU Employee whose employment is transferred to Buyer or its relevant Affiliate by operation of applicable law, Buyer or its relevant Affiliate shall provide a substantially equivalent benefit.

(iii) If, contrary to the expectations of the parties, the contract of employment of any EU Employee which the parties expected to transfer automatically to Buyer or its relevant Affiliate by operation of applicable law is not so transferred, Buyer or its relevant Affiliate shall make the relevant Designated Employee an offer of employment on the same basis as that made to U.S. Employees in accordance with this Section 9.3, such offer to be made within three (3) Business Days of Buyer becoming aware of such fact.

(iv) Buyer shall indemnify and hold harmless Sellers and each Affiliate against any and all claims and demands by any EU Employee, or any representative of an EU Employee, and against any losses, costs and expenses incurred investigating or defending such claims, including without limitation reasonable attorney’s fees, arising out of or in connection with:

(A) any changes to such EU Employee’s terms of employment, location, or engagement, or working conditions, proposed by Buyer or its relevant Affiliate;

(B) the identity of Buyer or its relevant Affiliate;

(C) any refusal by Buyer or its relevant Affiliate to employ any EU Employee who would otherwise have transferred to Buyer or its relevant Affiliate by operation of applicable law, and any requirement of Buyer or its relevant Affiliate that Sellers or relevant Affiliate terminate the employment of such EU Employee prior to Closing;

(D) acts or omissions of Buyer or its relevant Affiliate arising after Closing; and

(E) any failure by Buyer or its relevant Affiliate prior to Closing to timely supply Sellers or any Affiliate with information required to be provided by Buyer or its relevant Affiliate under applicable law, including in particular, any information required for the purposes of Sellers or any Affiliate informing or consulting with EU Employees or their representatives, prior to Closing.

(d) Chinese Employees. Buyer shall issue a written offer of employment to the employees identified on Schedule 9.3(d) (the “Chinese Employees”) simultaneously with a written notice of termination to be issued by Sellers to the Chinese Employees not less than thirty (30) days before the Closing Date (or such shorter period as may be agreed by any such Chinese Employee or as may otherwise be consistent with applicable law). Such offers of employment shall be subject to and in compliance with Buyer’s standard applicable human resources policies and procedures and applicable law, and on terms and conditions (including credit for years of employment with Sellers and any predecessor entity) at least during the Retention Period comparable in the aggregate to the terms and conditions on which such Chinese Employees were employed by Sellers prior to Closing, including, without limitation, with respect to compensation, social welfare, location and eligibility for severance. After the date on which such notices are issued, Sellers shall permit Buyer to review employee files, compensation data, and job information for such Chinese Employees, subject to applicable law. After such date, Sellers shall permit Buyer to contact and meet with all such Chinese Employees at Sellers’ premises during normal business hours, and Sellers shall cooperate fully with Buyer in all such respects. Any Chinese Employee who does not accept an offer of employment from Buyer shall be terminated by Sellers when allowed under applicable law.

(e) Employee Liability Claims.

(i) Except as provided in this Section 9.3(e)(i), all costs, expenses, liabilities, and disbursements, if any, incurred in connection with or as a result of the employment or termination by Sellers or any Affiliate thereof of any Designated Employee on or prior to Closing (including any Designated Employee who does not accept an offer of employment with Buyer) shall be borne by the applicable Seller, except to the extent such costs, expenses, liabilities or disbursements result from any act or omission of Buyer or any of its Affiliates or are the responsibility of Buyer by operation of applicable law. The applicable Seller or Affiliate thereof shall retain responsibility for and shall pay to departing Designated Employees their accrued but unpaid salary or wages, vacation or paid time off, pro-rata bonuses for the portion of the bonus period ending with the Closing Date (subject to any discretionary authority it may retain as to eligibility for or calculation of such bonuses), and benefits under its Employee Benefit Plans.

(ii) All costs and disbursements incurred in connection with the employment, engagement or termination by Buyer of any New Buyer Employee on or after the Closing Date shall be borne solely by Buyer.

(f) Buyer Employee Plans.

(i) Subject to Section 9.3(c), with respect to New Buyer Employees, (i) Buyer will allow such New Buyer Employees and their eligible dependents to participate in the employee benefit plans maintained by Buyer or its Affiliates on terms comparable in the aggregate to those provided by ADI or its Affiliates to the Designated Employees, (ii) each such New Buyer Employee will receive credit for purposes of eligibility to participate and vesting under such plans for years of service with Sellers or any ERISA Affiliate prior to the Closing Date, and (iii) Buyer will make all commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group pension, health, life, accident or disability plans of Buyer in which such New Buyer Employees and their eligible dependents will participate to be waived and will provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

(ii) Buyer shall cause a tax qualified defined contribution retirement plan established or maintained by Buyer (the “Buyer Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from New Buyer Employees who participated in the Sellers’ Investment Partnership Plan (the “401(k) Plan”) with respect to any account balances distributed to them on or after the Closing Date by the 401(k) Plan, subject to any restrictions under applicable law. Rollovers of outstanding loans from Sellers’ 401(k) Plan to the Buyer Plan shall be permitted.

(g) Immigration Related Obligations. Buyer shall assume any of Sellers’ immigration related obligations and liabilities relating to Designated Employees who are foreign nationals of the country in which they are working, such as (but not limited to), those arising in connection with filings by Sellers of Labor Condition Applications, nonimmigrant/immigrant visa petitions, work permit applications or extensions and Applications for Alien Employment (Labor) Certification.

(h) Limitations. Nothing contained herein shall (i) be treated as an amendment of any employee benefit plan or compensatory arrangement, (ii) give any current or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third party any right to enforce the provisions of this Section 9.3, or (iii) obligate Buyer or any of its Affiliates to (A) maintain any particular benefit plan or compensatory arrangement, (B) refrain from amending or terminating any particular benefit plan or compensatory arrangement, (C) retain the employment of any particular employee, or (D) refrain from changing the terms and conditions of employment.

With respect to all Designated Employees in the U.S. (and their respective covered dependents) who are “M&A Qualified Beneficiaries” (as defined in Section 54.4980B-9 Q&A-4(a) of the Treasury Regulations), ADI shall provide any notice required by Section 4980B(f)(6) of the Code and shall make available to such individuals continuation coverage under a group health plan maintained by ADI, as provided by Section 54.4980B-9 Q&A-7 of the Treasury Regulations. ADI shall indemnify and hold Buyer harmless for any liability Buyer incurs at any time under the provisions of Code section 4980B or ERISA sections 601 through 609 with respect to any individual who was a Designated Employee prior to the Closing Date, or a dependent or spouse of any such employee, and who had a “qualifying event” (within the meaning of Code section 4980B) in connection with the transactions contemplated by this Agreement at any time as a result of a cessation of employment with a Seller.

9.4 Use of Name for Transition Period.

(a) Following the Closing, except as otherwise expressly provided herein, Buyer shall have no rights to use any trademarks, trade names, logos or any contraction, abbreviation or simulation of any Seller that are not included in the Acquired Assets (the “Retained Marks”) and will not hold itself out as having any affiliations with any Seller.

(b) Notwithstanding the provisions of Section 9.4(a), for a period of 90 days after the Closing Date, Buyer may utilize sales promotional aids, literature and other printed material transferred by Sellers to Buyer on the Closing Date and containing the Retained Marks subject to the following limitations:

(i) No such material may be used by Buyer on or after the Closing Date for any purpose unless such material clearly and prominently displays the following statement or a statement of similar import, the form of which shall be approved by ADI:

“[Buyer product name], formerly a product of Analog Devices”; and

(ii) Promptly following the Closing Date, Buyer will implement a plan to eliminate the use of all such material as soon as reasonably practicable and in any event within such 90 day period.

(c) Notwithstanding the provisions of Section 9.4(a), Buyer may continue to use the Retained Marks for 90 days following the Closing Date on inventories existing on the Closing Date, provided that the products in such inventories are not modified or enhanced in any manner.

(d) Notwithstanding the provisions of Section 9.4(a), Buyer may disclose to its customers and potential customers that it is designing, manufacturing and selling the Acquired Products as a successor to Sellers from and after the Closing Date.

(e) The licenses to use the Retained Marks set forth in this Section 9.4 shall not prohibit ADI or any of its subsidiaries from using the Retained Marks (or any similar name or logo) during the term of the respective license or thereafter in any manner. Buyer agrees that its use of the Retained Marks shall be consistent with the past practices of Sellers and their respective direct and indirect subsidiaries in connection with their business and operations and, with respect to such use, Buyer shall adhere to substantially similar quality standards to which Sellers and their direct and indirect subsidiaries adhered immediately prior to the Closing, provided such quality standards have been made available to Buyer in writing.

9.5 Payment or Receipt of Certain Monies.

(a) In the event that any Seller (or an Affiliate thereof) inadvertently pays or discharges, after the Closing, any Assumed Liabilities, Buyer shall reimburse such Seller or Affiliate for the amount so paid or discharged within 30 days of being presented with written evidence of such payment or discharge. Buyer shall promptly forward to the applicable Seller all monies received by Buyer or its Affiliates following the Closing with respect to any Excluded Asset promptly (and in any event within five (5) Business Days) after receipt thereof.

(b) In the event that any Seller (or an Affiliate thereof) inadvertently receives monies, after the Closing, that constitute any Acquired Asset, Seller shall reimburse Buyer for the amount so received within 30 days of receipt thereof.

9.6 Covenant Not to Compete. During the period commencing on the Closing Date and continuing until the third (3rd) anniversary of the Closing Date, no Noncompetition Party shall manufacture or sell any MEMS Microphones (“Competitive Activities”); provided, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any Noncompetition Party from:

(a) entering into any relationship with a person or entity not owned, managed, operated or controlled by any Noncompetition Party for purposes primarily unrelated to the Competitive Activities;

(b) making equity investments in publicly owned companies which conduct Competitive Activities, provided such investments do not confer control of any such Competitive Activities upon any Noncompetition Party;

(c) acquiring any person or entity which conducts Competitive Activities if, in the calendar year prior to such acquisition, the consolidated revenues of such person or entity from its Competitive Activities do not constitute more than ten percent (10%) of the total consolidated revenues of such person or entity; or

(d) designing, manufacturing or selling any of the products, or engaging in any of the activities, described on Schedule 9.6(d).

For purposes of the Agreement, (i) “Noncompetition Party” means ADI and any direct or indirect majority-owned subsidiaries of ADI while (but only while) ADI controls such entity and (ii) “MEMS Microphones” has the meaning set forth in the License Agreement.

9.7 Covenant Not to Solicit or Hire. During the period commencing on the date hereof and continuing until the third (3rd) anniversary of the Closing Date, neither Party nor any of its Affiliates (while it remains an Affiliate) will, directly or indirectly, solicit (except for general solicitations of employment not specifically directed at employees or former employees described in this Section 9.7) or hire (as an employee, independent contractor or otherwise) any employee of the other Party (or former employee who was an employee of such other Party as of the date six (6) months prior to the date hereof) without obtaining the prior written consent of such other Party.

ARTICLE X

MISCELLANEOUS

10.1 Press Releases and Announcements. Neither Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that either Party may make any public disclosure it believes in good faith is required by law, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party and the other Party shall, if practicable, have the right to review such press release or announcement prior to its publication).

10.2 No Third Party Beneficiaries. Except as provided by applicable law or otherwise expressly provided herein, this Agreement shall not confer any rights or remedies upon any person or entity (including with respect to any employee or former employee of ADI, Buyer or any of their Affiliates, any New Buyer Employees, and any Designated Employees, any right to employment or contractual employment for any specified period) other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates; provided, however, that the provisions of Article VI are intended for the benefit of the entities and individuals specified therein and their respective legal representatives, successors and assigns.

10.3 Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates.

10.4 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto, the Confidentiality Agreement and the other documents and instruments referred to herein) constitutes the entire agreement among the Parties and supersedes any prior statements, understandings, agreements or representations by or among the Parties, or any of them, whether written or oral, with respect to the subject matter hereof, and the Parties specifically disclaim reliance on any such prior statements, understandings, agreements or representations to the extent not expressly embodied in this Agreement.

10.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

10.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party hereto and delivered to the other Party, it being understood that each Party need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

10.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered one business day after it is sent by (a) a reputable courier service guaranteeing delivery within one business day or (b) telecopy, provided electronic confirmation of successful transmission is received by the sending Party and a confirmation copy is sent on the same day as the telecopy transmission by certified mail, return receipt requested, in each case to the intended recipient as set forth below:

If to Buyer:	Copy to:

InvenSense, Inc.	Morrison & Foerster LLP
1745 Technology Dr.	425 Market Street
San Jose, California 95110	San Francisco, California 94105
Telecopy: (408) 988-8104	Telecopy: (415) 268-7522
Attention: Alan Krock	Attention: John W. Campbell, Esq.

InvenSense International, Inc.
4th Floor Harbour Place
P.O. Box 1034
George Town, Grand Cayman
KY1-1102, Cayman Islands
Telecopy: 971-4-3712792
Attention: Bahman Yeganegi

If to ADI:	Copy to:

Analog Devices, Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
One Technology Way	60 State Street
Norwood, Massachusetts 02062	Boston, Massachusetts 02109
Telecopy: (781) 461 3491	Telecopy: (617) 526-5000
Attention: General Counsel	Attention: Mark G. Borden, Esq.

Either Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.9 Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local law, this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Massachusetts.

10.10 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.12 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.13 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state or jurisdiction thereof having jurisdiction over the Parties and the matter.

10.14 Submission to Jurisdiction. Subject to the provisions of certain Exhibits hereto regarding the submission of actions and proceedings arising out of or relating to such Exhibits to courts of local jurisdictions, each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the Commonwealth of Massachusetts in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of the other Party with respect thereto. Either Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.8. Nothing in this Section 10.14, however, shall affect the right of either Party to serve legal process in any other manner permitted by law.

10.15 Bulk Transfer Laws. Buyer acknowledges that Sellers will not comply with the provisions of the bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

10.16 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time; (vii) references to a person or entity are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (ix) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; and (x) references to a law include any rules, regulations and delegated legislation issued thereunder. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

10.17 Foreign Exchange Conversions. If any amount to be paid, transferred, allocated, indemnified, reimbursed or calculated pursuant to, or in accordance with, the terms of this Agreement or any Exhibit or Schedule (including the Disclosure Schedule) referred to herein (including the calculation, payment or reimbursement of Damages under Article VI hereof) is originally stated or expressed in a currency other than United States Dollars, then, for the purpose of determining the amount to be so paid, transferred, allocated, indemnified, reimbursed or calculated, such amount shall be converted into United States Dollars at the exchange rate between those two currencies most recently quoted in The Wall Street Journal in New York as of the Business Day immediately prior to (or, if no such quote exists on such Business Day, on the closest Business Day prior to) the day on which the party required to make such payment, transfer, indemnification, reimbursement or calculation first becomes obligated to do so hereunder (or, in the case of Article VI hereof, would have first become obligated to do so but for the operation of Section 6.5(b) hereof); provided, however, that nothing in this Section 10.17 shall be deemed to require either Party to make any foreign currency conversion or other similar calculation that violates or conflicts with, or otherwise causes a party to violate, applicable law or U.S. GAAP.

10.18 Waiver of Jury Trial. To the extent permitted by applicable law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of either Party in the negotiation, administration, performance and enforcement of this Agreement.

10.19 Incorporation of Exhibits and Schedules. The Exhibits, Schedules and Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

ANALOG DEVICES, INC.

By:	/s/ Vincent Roche

Print Name:	Vincent Roche

Print Title:	President and Chief Executive Officer

INVENSENSE, INC.

By:	/s/ Behrooz Abdi

Print Name:	Behrooz Abdi

Print Title:	President and Chief Executive Officer

INVENSENSE INTERNATIONAL, INC.

By:	/s/ Bahman Yeganegi

Print Name:	Bahman Yeganegi

Print Title:	General Manager

[Signature Page to Master Asset Purchase and Sale Agreement]